February 18, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On December 13, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Agility Shares Dynamic Tactical Income ETF and Agility Shares Managed Risk ETF (the “Fund”). In a telephone conversation on January 27, you provided comments to the Registration Statement and Thompson Hine LLP (“Thompson Hine”) responded on the Trust’s behalf on February 10, 2020. On February 13, 2020, you and Brian Doyle-Wenger discussed additional comments on the Registration Statement. Below, please find a summary of those comments and the Registrant’s response.

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1.	Comment: Please revise the Rule 30e-3 legend to comply with Rule 30e-3 of the 1940 Act.

Response: The following disclosure has been added:

You may elect to receive all future reports in paper free of charge. You can inform the Fund or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by insert instructions. Your election to receive reports in paper will apply to all funds held with the fund complex/your financial intermediary.

Agility Shares Managed Risk ETF

Principal Investment Strategies

2.	Comment: Please revise the following disclosure to clarify that exchange traded funds that invest in fixed income securities and fixed income securities do not count towards the Fund’s 80% test.

Response: The Fund has decided to drop the term “Equity” from its name. Accordingly, it will not have an investment policy to invest at least 80% of its assets plus any amounts for borrowings, in equity securities. The principal investment strategy has been revised as follows:

The Fund's adviser (the “Adviser”) seeks to achieve the Fund's investment objective by investing ~~at least 80% of its net assets, plus any amounts of net borrowing for investment purposes,~~ in: 1) equity and equity index futures, 2) equity index options, 3) options on equity index futures, 4) options on exchange traded funds ("ETFs"), 5) exchange traded funds ("ETFs") that invest primarily in common stocks, 6) exchange traded funds ("ETFs") that invest primarily in fixed income securities, 7) common stocks, 8) fixed income securities and 9) cash or cash equivalents.

3.	Comment: With regard to the disclosure, “The Fund's adviser (the “Adviser”) seeks to achieve the Fund's investment objective by investing at least 80% of its net assets, plus any amounts of net borrowing for investment purposes …” please revise to clarify that the Fund’s calculation will include any amount of borrowing for investment purposes.

Response: Please see our response to comment two.

4.	Comment: With regard to the disclosure, “The Fund may allocate up to 85% to fixed income ETFS and/or other fixed income securities”, please reconcile this disclosure with the Fund’s 80% investment policy.

Response: The Fund has decided to drop the term “Equity” from its name. Accordingly, it will not have an investment policy to invest at least 80% of its assets plus any amounts for borrowings, in equity securities. The principal investment strategy has been revised as follows:

The Fund's adviser (the “Adviser”) seeks to achieve the Fund's investment objective by investing ~~at least 80% of its net assets, plus any amounts of net borrowing for investment purposes,~~ in: 1) equity and equity index futures, 2) equity index options, 3) options on equity index futures, 4) options on exchange traded funds ("ETFs"), 5) exchange traded funds ("ETFs") that invest primarily in common stocks, 6) exchange traded funds ("ETFs") that invest primarily in fixed income securities, 7) common stocks, 8) fixed income securities and 9) cash or cash equivalents.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser